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MAR 02 2009

Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zenith American Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5049 Broadway

(No. and Street)

New York (City) New York (State) 10034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph L. Gomeringer, CPA (908) 879 - 7603

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer, CPA

(Name – *if individual, state last, first, middle name*)

95 West Main Street Suite 18A (Address) Chester (City) NJ (State) 07930 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X9 3/13

BP 3/17

OATH OR AFFIRMATION

I, Tomasa Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zenith American Securities Corporation, as of ~~December 31,~~, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner/Secretary

Title

Notary Public

EDUARDO VASQUEZ
Notary Public, State of New York
No. 01VA4804482
Qualified in Bronx County
Commission Expires April 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZENITH AMERICAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008

ZENITH AMERICAN SECURITIES CORPORATION

INDEX

Independent Auditor's Report
December 31, 2008

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Zenith American Securities Corporation

I have audited the accompanying statement of financial condition of Zenith American Securities Corporation as of December 31, 2008, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Zenith American Securities Corporation at December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 3, 2009

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents		$	13,725
Due from Brokers			5,476
Property and Equipment, Net of Accumulated Depreciation and Amortization (Note C)			10,386
Total		$	29,587

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
Accrued Liabilities		$	6,484
Total Liabilities		$	6,484
Stockholders' Equity			
Common Stock - No Par Value Authorized 200 Shares 200 Shares Issued	$ 5,000		
Retained Earnings	18,103		23,103
Total		$	29,587

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES

Net Commissions Earned	$ 49,020
Interest Earned	69
Total Revenues	49,089

EXPENSES

Commissions Paid	8,545
Repairs and Maintenance	2,777
Professional Fees	14,275
Rent	14,000
Utilities	4,284
Office Expense and Supplies	1,700
Depreciation	1,665
Dues and Subscriptions	1,305
State and Local Income Taxes	2,875
Total Expenses	51,426
Net (Loss)	$ (2,337)

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Stockholders' Equity, Beginning of Year	$	25,440
Net (Loss) for the Year		(2,337)
Stockholders' Equity, End of Year	$	23,103

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS - INDIRECT METHOD

FOR THE YEAR ENDED DECMEBER 31, 2008

Operating Activities:	
Net (Loss) For The Year	$ (2,337)
Add Depreciation Expense	1,665
(Decrease) in Accrued Liabilities	(3,885)
(Decrease) in Due from Brokers	3,008
Total Cash Provided by Operating Activities	(1,549)
Investing Activities:	
Fixed Asset Adjustments	(690)
Total Cash Used by Financing Activities	(690)
Net (Decrease) in Cash	(2,239)
Cash and Cash Equivalents, Beginning of Year	15,964
Cash and Cash Equivalents, End of Year	$ 13,725

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

A - ORGANIZATION:

Zenith American Securities Corporation is a registered broker/dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The company's sole activities consist of sales of shares of open-end investment companies and REITs.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Assets, liabilities, revenue and expenses are recognized under the accrual method of accounting. The company records income from securities transactions on a trade-date basis.

(2) The company has elected, under the Internal Revenue Code and New York State tax code, to be an "S" Corporation. Any income or loss of the company is reported by the individual stockholder(s) on his/her personal income tax returns. Consequently, no provision is made by the company for federal and New York State income taxes. New York City does not have comparable provisions in its tax code. Accrual for this tax has been provided for in the financial statements.

(3) The presentation of financial statements, in conformity with generally accepted accounting principles, requires that management make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period.

ZENITH AMERICAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

(CONTINUED)

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less, when acquired. The company places its temporary cash investments with high credit quality financial institutions. At times, such investments may exceed federally insured limits.

C - PROPERTY, PLANT AND EQUIPMENT:

The following is a summary of property and equipment at cost, less accumulated depreciation and amortization:

		Estimated Useful Life
Leasehold Improvements	$ 8,250	10 Years
Office Equipment	5,159	5 Years
Total	13,409	
Less Accumulated Depreciation	3,023	
	$ 10,386	

D - NET CAPITAL REQUIREMENT:

As a registered broker dealer, the company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2008, the company had net capital of $8,300 which exceeds its requirements by $3,300.

ZENITH AMERICAN SECURITIES CORPORATION

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

Net Capital:		
Total Stockholders' Equity	$	23,103
Deductions and/or Charges:		
Non-Allowable Assets from Statement of Financial Condition		
Office Equipment, Net		10,386
12B1 - Fees		4,417
Net Capital	$	8,300
Net Capital Minimum Requirement	$	5,000
Excess Net Capital	$	3,300
Aggregate Indebtedness from Statement of Financial Condition		
Accrued Liabilities	$	6,484
Total Aggregate Indebtedness	$	6,484

There are no material differences between the amounts presented above and the amounts reported in the company's FOCUS Report as of December 31, 2008.

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

The company was exempt from Rule 15c3-3 under Section [k][1], which provides for such exemption, due to the limited nature of the business.

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

Report on Internal Controls

Zenith American Securities Corporation
New York, New York

In planning and performing my audit of the financial statements of Zenith American Securities Corporation for the year ended December 31, 2008, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Zenith American Securities Corporation that I considered relevant to the objectives stated in rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The company is exempt from 15c3-3 based on [k][1] limited business activities, which are solely mutual funds. I did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the accounts for customers or perform custodial functions related to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned

objectives. Two of the objectives of an internal control structure, and the practices and procedures, are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely fashion by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be a material weakness, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 3, 2009